UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at August 21, 2008

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dick Whittington
President and CEO

Date: August 21, 2008

Print the name and title of the signing officer under his signature.

  Ste. 4th Floor, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-638-2050
Fax: 604-638-2041
www.farallonresources.com

FARALLON PROVIDES G-9 PROJECT UPDATE
Underground access to North zone complete
Mining underway, Mill completion imminent

August 21, 2008, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. ("Farallon" or the "Company") (TSX: FAN; OTCBB: FRLLF) is pleased to provide the following update of activities at the Company's G-9 polymetallic development project at the Campo Morado (zinc, copper, lead silver, gold) property in Guerrero State, Mexico. The mine and mill are almost operational and several significant developments have occurred since the Company's last release on July 3, 2008.

Project Development

Underground decline access to the North zone is now complete and access for stope development is underway. Mineralization was encountered where predicted by the Company's block model. There are currently four faces in mineralization in the North zone and the Western Extension zone: three faces on the 938 level in the North zone and one face at the 957 level in the Western Extension zone. Approximately 7,000 tonnes of mineralized material assaying between 8% and 11% zinc (as estimated from the block model) has been delivered to the plant site and are stockpiled at the crusher. Mining for the next few months will concentrate on these areas until the Southeast ramp reaches the high grade portion of the Southeast zone. The Southeast ramp is expected to reach the Southeast zone by December 15, after which stope development and production will begin. New equipment including a third Sandvik jumbo drill, an 8 cubic yard Elphinstone loader and four Kenworth trucks recently arrived at site, completing the complement of mining equipment required to meet our production targets.

Mechanical and electrical completion in the mill is imminent. Commissioning of certain components of the plant has been underway for some time but will now begin in earnest throughout the whole plant. Mineralized material has been processed through the plant and low grade zinc concentrate has been produced. The plant is not yet fully under the programmable logic controller and is being operated on manual in certain areas. The current focus is to complete the necessary operational requirements for the production of zinc, copper and lead concentrates by October 1, 2008.

The water storage dam, tailings storage facility and water diversion ditch are operational; however, further work is underway in order to meet increasing production levels in the coming months. Recent very heavy rainfalls have caused delays in the final completion of the diversion ditch and are slowing down work activities in the other non-essential construction areas such as the mine administration building and the truck shop. Construction of these items is expected to carry over until October or November and is not expected to interfere with the production of concentrates.

Off-take agreements with Trafigura Beheer BV Amsterdam are being finalised as are the offsite trucking contracts and terminal storage and handling contracts. Management anticipates commencing haulage of concentrates to the port of Manzanillo at the beginning of October with shipments ramping up to full production in early 2009. Sale of concentrates is currently targeted to begin in October.

Mining Planning and Project Capital Costs

JDS Energy and Mining ("JDS") has completed an initial review of the Company's mine planning options and have prepared a 17 month plan that mines approximately 700,000 tonnes of mineralized material at average estimated grades of 13% zinc, 1.5% copper, 1.2% lead, 150 grams silver and 2.2 grams per tonne of gold. The plan includes initial monthly production rates of 20,000 tonnes per month expected this month, increasing to 45,000 tonnes per month by January and after which production rates are expected to stabilise in the 45,000 tonnes per month range, which is equivalent to the planned production rate of 1,500 tonnes per day. A second revision to the plan is already underway with several areas of optimisation being evaluated. The Company intends to implement a process of "continuous improvement" in the areas of mine planning, mine operations and mill operations.

The Project's capital costs are currently forecast at $139 million, 12% above the estimate in the December 2007 preliminary assessment. Updates are currently being prepared with increased scrutiny of all outstanding cost items as several contractor contracts move to closure. Areas of risk are in the amount of work outstanding versus billed and the accuracy of contractor estimates to complete certain contracts. All key equipment is on site or in transit and no major increases or omissions on equipment costs are expected. Construction activities will continue through to November but the work and number of contractors involved will diminish rapidly to that time.

Other Corporate Activities

Several key appointments have been made. Jorge Villasenor has been appointed General Manager of site and surface facilities and Dan Kilby has been appointed General Manager of the mine. These appointments are interim in nature as John Rice, formerly G-9 Project Manager has left the Company. In addition, Maurilio Solorio has been appointed Plant Manager, replacing Carlos Moreno who left the Company for health related reasons. Recruitment activities continue in several areas but no impediments to achieving targeted production levels are foreseen at this time.

Exploration activities are now being focused underground for the foreseeable future. One underground drill is in operation and a second is on order. The immediate focus is to delineate and enhance the resource base of the Company from underground drill sites on closely spaced drill patterns, to both upgrade the resource category and to provide sufficient definition for mine planning going forward. It is the Company's intention to target 18 months of measured resources in advance of mining at all times. The Company's resource base is currently a combination of measured, indicated and inferred resources and, although this has not impeded current planning efforts, increasing the confidence level of the resource base remains an ongoing objective. For the time being, surface exploration has been suspended but is expected to resume in about 60 days once the underground drilling program is fully operational.

The focus of Farallon's debt financing activities has shifted as the Company nears production. The Company will not at this time be securing any long term debt facilities as the need to do so has diminished as a result of the transaction with Silver Wheaton (see News Releases dated May 13 and 26, 2008). The Company is now focusing on short term working capital facilities to supplement our current and anticipated cash flow requirements. This may change once full production is achieved and opportunities for expansion and acquisitions occur.

As a first step in that direction, Farallon has retained JDS to assess the Company's options to expand production to the 2,000 - 2,200 tonnes per day rate by July 1, 2009. JDS will initially outline the options available to achieve this objective and will then proceed to analyse the viability of doing so. With the success of this year's exploration program not yet fully incorporated into the Company's mine plans going forward, there is an opportunity to increase production. Dick Whittington said:

"It has been a hectic seven weeks since July 1 but tremendous progress has been made in all areas. We are now actively mining according to our block model and are operating to a mine plan at G-9 that meets our tonnage and grade objectives. The plant is processing concentrate. With our dedicated and focused commissioning team hard at work, I am confident that we will be producing and shipping saleable concentrate in October. Our production ramp up schedule is aggressive but we have the mine plan and the equipment to get it done. Capital costs remain close to initial targets, as is our target date for achieving full production. We continue to have excellent exploration potential and this coupled with the success to date, gives us confidence to retain JDS to begin expansion studies. We have built a first class asset above ground and have a first class asset underground and we fully intend to maximise the value of both for our shareholders."

Mike Makerenko, P.Eng., of JDS Energy and Mining, a qualified person who is supervising mine planning for the project and Peter Smith, P.Eng., of Axxent Engineering, a qualified person who is responsible for monitoring the capital expenditures on the G-9 Project, have reviewed and approved the contents of this news release. Daniel Kilby, P.Eng., Farallon's General Manager and in-house qualified person, has reviewed and approved the information on drilling and underground programs in this news release.

Note: No mineral reserves have yet been defined for the G-9 deposit. Readers are referred to the Company's March 17, 2008 News Release for details of the measured, indicated and inferred resources.

For further details on Farallon Resources Ltd., please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS
J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.
Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, gold, silver, copper, lead and other commodities, obtaining additional mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.